Exhibit (n)

GMO TRUST

Plan pursuant to Rule 18f-3 under the

Investment Company Act of 1940

Effective June 1, 1996

As Amended and Restated September 5, 2019

This Plan (the “Plan”) is adopted by GMO Trust (the “Trust”) pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the “Act”) and sets forth the general characteristics of, and the general conditions under which the Trust may offer, multiple classes of shares of its now existing and hereafter created portfolios (“Funds”). This Plan may be revised or amended from time to time as provided below.

Class Designations

Each Fund of the Trust may from time to time issue one or more of the following classes of shares: Class II Shares, Class III Shares, Class IV Shares, Class V Shares, Class VI Shares, Class VII Shares, Class VIII Shares, Class MF Shares, Class R6 Shares and Class I Shares. Each of the classes of shares of any Fund will represent interests in the same portfolio of investments and, except as described herein, shall have the same rights and obligations as each other class of shares. Each class of shares shall be subject to such investment minimums and other eligibility requirements, if any, as are set forth in the Trust’s prospectuses or statements of additional information as from time to time in effect (collectively, the “Prospectus”). The Trust may determine to modify such investment minimums from time to time as set forth in the Prospectus.

Class Eligibility

Eligibility Information for Class II, Class III, Class IV, Class V, Class VI, Class VII and Class VIII Shares:

With certain exceptions described below, eligibility to purchase Class II, Class III, Class IV, Class V, Class VI, Class VII and Class VIII Shares depends on the client meeting either (i) a minimum “Total Fund Investment” requirement, which includes only a client’s total investment in a particular Fund, or (ii) a minimum “Total GMO Investment” requirement, which includes the client’s total investment with Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”), provided that clients who qualify for investment in Class IV, Class V, Class VI, Class VII or Class VIII shares of a particular Fund as a result of satisfying the minimum Total GMO Investment requirement may also be required to make a minimum investment in such Fund, in such amount as is set forth in the Prospectus.

Determination of Total GMO Investments: A client’s Total GMO Investment will be determined by GMO (i) at the time of the client’s initial investment, (ii) at the close of business on the last business day of each calendar quarter, or (iii) at such other times as may be determined by GMO (each a “Determination Date”).

A client’s Total GMO Investment as of any Determination Date will be determined as of such Determination Date by reference to the criteria set forth in the Prospectus and this Plan, provided that any changes to the definition of Total GMO Investment must be approved by the Trust’s Board of Trustees and provided further that, in the event that the terms of this Plan and the Prospectus conflict, the provisions of this Plan shall apply. For the avoidance of doubt, a determination as to aggregation of client accounts does not constitute a change in the definition of Total GMO Investment.

Aggregation of Accounts. GMO will make all determinations as to which client accounts should be aggregated for purposes of determining eligibility. GMO may, in its sole discretion, determine that an account is part of a larger client relationship with GMO that includes other accounts managed by GMO and its affiliates (including accounts managed for affiliates of the client) and, accordingly, that the account should be aggregated with those other accounts for purposes of determining its eligibility for a particular class of shares of a Fund. When making decisions regarding whether an account should be aggregated with other accounts because they are part of a larger client relationship, GMO considers several factors, including, but not limited to, whether: the accounts are for one or more subsidiaries of the same parent company; the accounts have the same beneficial owner regardless of the legal form of ownership; the registered owner has full discretion over all underlying assets; the investment mandate is the same or substantially similar across the relationship; the asset allocation strategies are substantially similar across the relationship; GMO reports to a single investment board or committee; GMO services the relationship through a single GMO relationship manager; the relationships have substantially similar reporting requirements; and the relationship can be serviced from a single geographic location.

Commitments to Invest. For purposes of calculating a client’s Total Fund Investment or Total GMO Investment on a Determination Date, GMO may determine to include assets that the client has committed to deliver to GMO or its affiliates for management over an agreed upon period of time but that have not been delivered as of the Determination Date.

Waiver of Eligibility Requirements. GMO may, in its sole discretion, waive eligibility requirements of any class (including, but not limited to, other Funds of the Trust and other accounts over which GMO has investment discretion that invest in the Funds; GMO directors, partners, employees, agents, and their family members; the Trustees of the Trust; Trustees of other mutual funds sponsored by GMO; and clients of an investment consultant or similar investment professional with a substantial ongoing business relationship with GMO). GMO may, in its sole discretion, discontinue a waiver previously granted to a shareholder of any class.

Eligibility Information for Class R6 Shares and Class I Shares

Each of Class R6 Shares and Class I Shares are available for purchase by eligible retirement plans (e.g., 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit-sharing and money purchase pension plans, defined benefit plans and non-qualified deferred compensation plans), section 529 plans and other omnibus accounts, and other investors whose accounts are maintained by the Funds through a third party platform or intermediary, and by any such additional types of investors, if any, as may be identified in the Prospectus. Investment minimums for Class R6 and Class I Shares, if any, are as set forth in the Prospectus.

Eligibility Information for Class MF Shares:

Investors that are mutual funds seeking supplemental support services will be eligible to purchase Class MF Shares. Investment minimums for Class MF Shares, if any, are as set forth in the Prospectus.

Class Characteristics

Class II, Class III, Class IV, Class V, Class VI, Class VII and Class VIII Shares:

Shareholder Service Fees. The sole economic difference among the Class II, Class III, Class IV, Class V, Class VI, Class VII and Class VIII Shares is the level of shareholder service fee (“Shareholder Service Fee”) borne by the class for client and shareholder service, reporting, and other support provided to such class by GMO. The differences in the Shareholder Service Fee for those classes generally reflect the fact that, as the size of a client relationship increases, the cost to service that client decreases as a percentage of the client’s assets managed by GMO and its affiliates. Thus, the Shareholder Service Fee generally is lower for classes requiring greater minimum investments.

Sub-Transfer Agency Fees. Class II, Class III, Class IV, Class V, Class VI, Class VII and Class VIII Shares are not subject to the payment of Sub-Transfer Agency Fees (defined below).

Conversion Features. As described in “Class Eligibility” above, in determining whether a client is eligible to purchase Class II, Class III, Class IV, Class V, Class VI, Class VII and Class VIII Shares, GMO considers each client’s Total Fund Investment and Total GMO Investment on each Determination Date. Based on that determination, and subject to the following, each client’s shares of a Fund eligible for conversion will be converted to the class of shares of that Fund with the lowest Shareholder Service Fee for which the client satisfies all minimum investment requirements (or, to the extent the client already holds shares of that class, the client will remain in that class). With respect to any Fund:

(i)	If a client satisfies all minimum investment requirements for a class of shares then being offered that bears a lower Shareholder Service Fee than the class held by the client on the Determination Date (generally at the close of business on the last business day of each calendar quarter), the client’s shares eligible for conversion will be automatically converted to that class within the period of time following the Determination Date specified in the Prospectus.

(ii)	If a client no longer satisfies all minimum investment requirements (or GMO discontinues a waiver of the eligibility requirements) for the class of shares of a Fund held by the client on the last Determination Date of a calendar year (generally at the close of business on the last business day of the calendar year), except as noted below, the Fund will convert the client’s shares to the class it is then offering bearing the lowest Shareholder Service Fee for which the client satisfies all minimum investment requirements (and which class will typically bear a higher Shareholder Service Fee than the class then held by the client). For purposes of conversions between classes, a class of shares that has no shares outstanding as of the relevant Determination Date will generally not be considered a class of shares then being offered by a Fund unless GMO determines otherwise. If a client no longer satisfies all minimum investment requirements for any class of shares of a Fund being offered as of the last Determination Date of a calendar year, the Fund will convert the client’s shares to the class of that Fund then being offered bearing the highest Shareholder Service Fee. Notwithstanding the foregoing, a client’s shares will not be converted to a class of shares bearing a higher Shareholder Service Fee without at least 15 calendar days’ (or such shorter or longer period as may be specified in the Prospectus) prior notification by the Fund. In addition, as described in the Prospectus, if the client makes an additional investment or the value of the client’s shares otherwise increases prior to the end of the 15 calendar day (or such shorter or longer period as may be specified in the Prospectus) notice period so as to satisfy all minimum investment requirements for the client’s current class of shares, the client will remain in the class of shares then held by the client. Solely for the purpose of determining whether a client has satisfied the minimum investment requirements for a client’s current class of shares, the value of the client’s shares is considered to be the greater of (A) the value of the client’s shares on the relevant Determination Date, (B) the value of the client’s shares on the date that GMO reassesses the value of the client’s account for the purpose of sending notice of a proposed conversion, or (C) the value of the client’s shares immediately prior to the date when the conversion would take place. In addition, if the client is not able to make an additional investment in a Fund solely because the Fund is closed to new investment or is capacity constrained, the class of shares then held by the client will not be converted unless GMO approves reopening the Fund to permit the client to make an additional investment. Any conversion of a client’s shares to a class of shares bearing a higher Shareholder Service Fee generally will occur within the period of time following the last Determination Date of a calendar year specified in the Prospectus.

Notwithstanding anything to the contrary in clause (ii) above, if a client no longer satisfies all minimum investment requirements for the class of shares of a Fund held by the client as of any date, the Fund at any time without notice may convert the client’s shares to the class it is then offering bearing the lowest Shareholder Service Fee for which the client satisfies all minimum investment requirements (or, if the Fund has no such class, the class of that Fund bearing the highest Shareholder Service Fee) if:

●	GMO believes the client has engaged in an abusive pattern of investments or redemptions (e.g., a large investment just before a Determination Date and a redemption immediately after the Determination Date); or

●	The client fails to meet the applicable Total Fund Investment or Total GMO Investment minimums by the time specified in the client’s commitment letter; or

●	The total expense ratio borne by client immediately following the conversion is equal to or less than the total expense ratio borne by client immediately before the conversion (after giving effect to any applicable fee and expense waivers or reimbursements).

Shares of one class will always convert into shares of another class on the basis of the relative net asset value of the two classes, without the imposition of any sales load, fee or other charge. For U.S. federal income tax purposes, the conversion of a client’s investment from one class of shares to another generally should not result in the recognition of gain or loss in the shares that are converted. Thus, in general, the client’s tax basis in the new class of shares immediately after the conversion should equal its tax basis in the converted shares immediately before the conversion, and the holding period of the new class of shares should include the holding period of the converted shares. The conversion of shares from one class to another class of shares may be suspended if the conversion may not constitute a taxable event under current federal income tax law.

Special Rules for Shareholders of Accounts Since May 31, 1996. Certain special rules will be applied by GMO with respect to clients for whom GMO managed assets prior to the creation of multiple classes on May 31, 1996. Any client that has been a continuous shareholder of GMO International Equity Fund since May 31, 1996 (prior to the issuance of multiple classes of shares) will be eligible indefinitely to remain invested in Class III shares of that Fund.

Notwithstanding the foregoing special rules applicable to clients owning shares of the Funds on May 31, 1996, such clients shall always be eligible to remain in and/or be converted to any class of shares of the relevant Fund with a lower Shareholder Service Fee that the client would be eligible to purchase pursuant to the eligibility requirements set forth elsewhere in this Plan or in the Prospectus.

Class I Shares:

Shareholder Service Fees. Class I Shares are subject to the Shareholder Service Fee for client and shareholder service, reporting, and other support provided to the class by GMO.

Sub-Transfer Agency Fees. Class I Shares are subject to payment of fees (“Sub-Transfer Agency Fees”) for sub-transfer agency, recordkeeping and other administrative services provided with respect to investors owning Class I Shares through an account maintained by a third-party intermediary (each, an “Intermediary” and collectively, “Intermediaries”). The aggregate amount of Sub-Transfer Agency Fees payable to Intermediaries by holders of Class I Shares of a Fund during any one year will not exceed 0.15% of the Fund’s average daily net assets attributable to Class I Shares.

Exchange and Conversion Features. An Intermediary holding Class I Shares of a Fund may exchange Class I Shares for Class R6 Shares of the Fund if the Intermediary no longer charges Sub-Transfer-Agency Fees for services provided to holders of Class R6 Shares of the Fund. Holders of Class I Shares are not otherwise eligible to exchange their Class I Shares for any other class of shares offered by the Trust and have no conversion rights.

Class R6 Shares:

Shareholder Service Fees. Class R6 Shares are subject to the Shareholder Service Fee for client and shareholder service, reporting, and other support provided to the class by GMO.

Sub-Transfer Agency Fees. Class R6 Shares are not subject to payment of Sub-Transfer Agency Fees.

Exchange and Conversion Features. Holders of Class R6 Shares are not eligible to exchange their Class R6 Shares for any other class of shares offered by the Trust and have no conversion rights.

Class MF:

Supplemental Support Fees. Class MF Shares are subject to a supplemental support fee (“Supplement Support Fee”) for support (other than personal services or services in connection with the maintenance of shareholder accounts described in the “Shareholder Service Fees” section above) provided to the shareholders of Class MF Shares and their investment advisers.

Sub-Transfer Agency Fees. Class MF Shares are not subject to payment of Sub-Transfer Agency Fees.

Conversion Features. Clients holding Class MF Shares are not currently eligible to convert their Class MF Shares to any other class of shares offered by the Trust.

Allocations to Each Class

Expense Allocations:

Shareholder Service Fees payable by the Trust to the shareholder servicer of the Trust’s shares (the “Shareholder Servicer”) shall be allocated, to the extent practicable, on a class-by-class basis, excluding Class MF Shares, which pay no Shareholder Service Fees. In addition, all Supplemental Support Fees payable by the Trust to the supplemental support provider (the “Support Provider”) in respect of its Class MF Shares shall be allocated exclusively to Class MF Shares. All Sub-Transfer Agency Fees payable by Class I Shares to Intermediaries shall be allocated exclusively to Class I Shares. Subject to the approval of the Trust’s Board of Trustees, including a majority of the independent Trustees, the following “Class Expenses” may (if such expense is properly assessable at the class level) in the future be allocated on a class-by-class basis: (a) transfer agency costs attributable to each class, (b) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxy statements to current shareholders of a specific class, (c) SEC registration fees incurred with respect to a specific class, (d) blue sky and foreign registration fees and expenses incurred with respect to a specific class, (e) the expenses of personnel and services required to support shareholders of a specific class (including, but not limited to, maintaining telephone lines and personnel to answer shareholder inquiries about their accounts or about the Trust), (f) litigation and other legal expenses relating to a specific class of shares, (g) Trustees’ fees or expenses incurred as a result of issues relating to a specific class of shares, (h) accounting and consulting expenses relating to a specific class of shares, (i) any fees imposed pursuant to a non-Rule 12b-1 shareholder service or support plan that relate to a specific class of shares, and (j) any additional expenses, not including advisory or custodial fees or other expenses related to the management of the Trust’s assets, if these expenses are actually incurred in a different amount with respect to a class, or if services are provided with respect to a class, or if services are provided with respect to a class that are of a different kind or to a different degree than with respect to one or more other classes.

All expenses not now or hereafter designated as Class Expenses will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the relevant Fund.

However, notwithstanding the above, a Fund may allocate all expenses other than Class Expenses on the basis of any methodology permitted by Rule 18f-3(c) under the Act, provided, however, that until such time as this Plan is amended with respect to the Fund’s allocation methodology, the Fund will allocate all expenses other than Class Expenses on the basis of relative net assets.

Waivers and Reimbursements:

GMO, the Shareholder Servicer, the Funds’ distributor, and the Support Provider may choose to waive or reimburse all or any portion of the Shareholder Service Fees, Supplemental Support Fees, Sub-Transfer Agency Fees, or any other Class Expenses on a voluntary or temporary basis.

Income, Gain and Loss Allocations:

Income and realized and unrealized capital gains and losses shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the relevant Fund.

Each Fund may allocate income and realized and unrealized capital gains and losses to each share based on any methodology permitted by Rule 18f-3(c) under the Act, consistent with the provisions set forth in “Expense Allocations” above.

Redemptions at the Option of the Trust

Notwithstanding anything to the contrary in this Plan, pursuant to Article VI, Section 4 of the Trust’s Amended and Restated Agreement and Declaration of Trust, the Trust has the unilateral right to redeem Fund shares held by any shareholder of the Trust at any time (i) if at such time such shareholder owns shares of any Fund or a class of shares of any Fund having an aggregate net asset value of less than a minimum amount determined from time to time by the Trustees, (ii) to the extent that such shareholder owns shares of any Fund or a class of shares of any Fund equal to or in excess of a maximum percentage of the outstanding shares of the Fund or the class of shares of the Fund determined from time to time by the Trustees, or (iii) as a means of satisfying legal obligations of the Trust in respect of a withholding tax and related interest, penalty and similar changes, including, but not limited to, obligations occasioned by the failure of a shareholder to provide any documentation requested by the Trust or its agent.

Dividends

Dividends paid by the Trust with respect to any class of shares, to the extent any dividends are paid, will be calculated in the same manner, at the same time and will be in the same amount, except that any Shareholder Service Fee, Supplemental Support Fee, or Sub-Transfer Agency Fee payments relating to a class of shares will be borne exclusively by that class and, if applicable, Class Expenses relating to a class shall be borne exclusively by that class.

Voting Rights

Each share of the Trust entitles the shareholder of record to one vote. Each class of shares of the Trust will vote separately as a class on matters for which class voting is required under applicable law.

Amendments

The Plan may be amended from time to time in accordance with the provisions and requirements of Rule 18f-3 under the Act.

Adopted this 5th day of September, 2019

By: _/s/ Douglas Y. Charton____________________

Name:     Douglas Y Charton

Title:       Clerk